June 9, 2008

Mr. Kevin Woody
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:	Glimcher Realty Trust
Form 10-K for the fiscal year ended December 31, 2007 (“2007 Form 10-K”)
Form 10-Q for the quarterly period ended March 31, 2008 (“First Quarter Form 10-Q”)
File No. 001-12482

Dear Mr. Woody:

This is in response to your letter dated May 23, 2008 regarding the above-mentioned filings for Glimcher Realty Trust (the “Company,” “Registrant,” or “GRT”).  Unless otherwise defined herein, capitalized terms used in the Registrant’s Response portion of this correspondence shall have the same meaning given such terms in the 2007 Form 10-K or the 2008 First Quarter Form 10-Q, respectively.  References to page numbers are to pages in our 2007 Form 10-K, unless otherwise indicated.  To facilitate understanding our response, we have, in each case, quoted your inquiry, followed by our response.

Form 10-K for the year ended December 31, 2007:

Item 2.  Properties, page 13:

1.
Please identify each property with a book value equal to ten percent or more of your total assets as of the end of your most recently completed fiscal year.  Also identify each property with gross revenue equal to ten percent or more of your aggregate gross revenues for the last fiscal year.

Registrant Response:  Jersey Gardens Mall in Elizabeth, New Jersey and Polaris Fashion Place in Columbus, Ohio each have a net book value of more than 10% of the Company’s total assets.   Jersey Gardens Mall also contributes in excess of 10% of the Company’s consolidated revenue.

GRT Response to
SEC Comment Letter
June 9, 2008

2.	Please disclose the average effective annual rental per square foot as of the end of your most recently completed fiscal year. Provide this information on a portfolio basis.

Registrant Response:  The Company believes this disclosure is not specifically required by Item 2 and therefore has not provided this disclosure in the 2007 Form 10-K.  The average effective rent, which we assume refers to the base rent, per square foot for tenants at December 31, 2007 for the Company’s portfolio of properties (including wholly-owned properties as well as joint venture properties) is $6.74 for anchor stores and $26.24 for non-anchor stores.

3.
We note that you have disclosed lease expiration dates only for your anchor tenants.  Please expand the disclosure to provide a schedule of lease expiration for all stores on a portfolio basis.  For each of the ten years starting with your last fiscal year, disclose the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases.

Registrant Response:  The Company believes this disclosure is not specifically required by Item 2 and therefore has not provided this disclosure in the 2007 Form 10-K.   Our lease expirations, total number of tenants whose leases will expire (shown by No. of Leases), the total area in square feet covered by such leases, the annual rental, which we assume refers to base rent (“Base Rent”), represented by such leases, and the percentage of gross annual rental represented by such leases (% of Total Base Rent) for the next ten years for our total portfolio of properties (including wholly-owned as well as joint venture properties) as of December 31, 2007 are disclosed in the chart below:

Expiration Year	No. of Leases	Square Feet	Base Rent	% of Total Base Rent
2008	623	1,601,728	$31,731,286	14.3%
2009	389	1,940,624	26,796,185	12.0%
2010	339	2,221,459	32,483,403	14.6%
2011	295	2,755,198	29,727,018	13.4%
2012	217	1,521,798	20,699,684	9.3%
2013	126	1,440,134	13,003,358	5.8%
2014	104	674,419	11,533,559	5.2%
2015	123	1,359,025	12,722,656	5.7%
2016	107	754,498	9,804,285	4.4%
2017	133	954,542	14,400,922	6.5%

GRT Response to
SEC Comment Letter
June 9, 2008

4.	Please provide a footnote to the tables to explain how you calculate percentage of anchors occupied and percentage of stores occupied.

Registrant’s Response:  We define our occupancy calculation in a footnote to both our selected financial data on page 21 and in our management discussion and analysis related to our occupancy trends on page 40.  However, in the future the Company will provide a footnote to our Item 2. Properties disclosure as follows:  Occupied space of the Properties is defined as any space where a store is open or a tenant is paying rent at the date indicated, excluding all tenants with leases having an initial term of less than one year.  The occupancy percentage is calculated by dividing the occupied space into the total available space to be leased.  Anchor occupancy is for stores of 20,000 square feet or more and non-anchor occupancy is for stores of less than 20,000 square feet and outparcels.

Item 7.  Management’s Discussion and Analysis, page 22

5.
We note that the number of properties in your portfolio has declined in each of the last five years, from 70 properties in 2003 to 27 properties in 2007.  Please expand your MD&A discussion to address this trend and the resulting impact on revenues and operating income, or tell us why you believe it is not a material trend.  It is not clear why your revenues and operating income have increased over this period of time while the number of properties in your portfolio has declined significantly.  Refer to Item 303(a)(3)(ii) of Regulation S-K.

Registrant’s Response: Item 303(a)(3)(ii) requires management to discuss known trends and uncertainties that impact continuing operations that would materially impact revenues for the periods presented in the Company’s financial statements.  There was a reduction of nine properties from December 31, 2004 to December 31, 2007.  During that three year period, the Company sold five mall assets. The discussion of the Company’s discontinued operations and the number of assets the Company has sold is included in Item 7. Management’s Discussion and Analysis as the explanation of discontinued operations on pages 30 and 32.  The Company’s growth strategy on page 22 also discusses plans to selectively dispose of assets that have achieved long-term investment potential and redeploy the proceeds from those asset sales.

As required by FASB 144, we reflect the revenues and related operating expenses of the assets we sold in the discontinued operations section of the consolidated statement of operations.  As a result of this presentation, the revenues and operating income increased as the malls we have acquired over the five year period are reflected in the Company’s reported revenues while the community centers and malls we have sold are included in discontinued operations.  The decrease in the number of Community Center Properties was substantially completed before the end of 2004 and therefore was not discussed in this Form 10-K as it was not a material trend in the Financial Statements presented.

GRT Response to
SEC Comment Letter
June 9, 2008

Funds From Operation, page 26

6.	Please tell us how you have complied with Item 10(e) of Regulation S-K in your presentation of FFO excluding impairment and defeasance charges.

Registrant’s Response:  The Company included impairment and defeasance charges in the FFO number presented on page 26.  The discussion of the variances in the FFO dollars as presented on page 27 also discusses the impact of these charges to the Company’s FFO.  The Company also provides a discussion of the FFO number if these charges were excluded as management believes this additional information is meaningful to the analysis of changes in FFO dollars.

Expansion, Renovation and Development Activity, page 39

7.	Please disclose the expected source of funding for each of your planned projects.

Registrant’s Response:  The funding of the expansion and renovations discussed on page 39 are provided in management’s discussion of liquidity on page 32. The Company’s long-term (greater than one year) liquidity requirements include capital expenditures to maintain, renovate and expand existing assets and development projects.    Management anticipates that net cash provided by operating activities, the funds available under the Company’s Credit Facility, construction financing, long-term mortgage debt and proceeds from the sale of assets will provide sufficient capital resources to carry out the Company’s expansions and renovations.

The $250 million Scottsdale Development will be funded primarily by the $220 million construction loan as discussed on page 36.  The Surprise, Arizona development will be funded primarily with the $7.2 million construction loan for the project as discussed on page 36.  The third development in Vero Beach, Florida as discussed on page 40 is currently under evaluation by the Company and funding requirements will be disclosed once a decision to move forward on the project is made.  We expect to fund predevelopment costs related to the Vero Beach development through the Company’s operating activities and the Company’s Credit Facility.

GRT Response to
SEC Comment Letter
June 9, 2008

Financial Statements

Consolidated Statements of Operations and Comprehensive income, page 55

8.
Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X.  Specifically, address your use of an uncaptioned subtotal and your presentation of equity in income of unconsolidated entities, net above minority interest in operating partnership.

Registrant’s Response: The uncaptioned subtotal represents total recoverable operating expenses. This is a key measurement of financial performance and is meant to enhance the reader’s ability to make informed investment decisions about the Company. However, the Company will remove the subtotal from future filings.

The Company acknowledges the order of equity in income of unconsolidated entities, net above minority interest in operating partnership does not conform to Rule 5-03 of Regulation S-X.  The Company will arrange them to conform to Rule 5-03 of Regulation S-X in future filings.

Notes to Consolidated Financial Statements

Note 15.  Stock Based Compensation, page 76

9.
It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R). Specifically, for your restricted shares, it does not appear that you have disclosed the weighted-average period over which total compensation cost in expected to be recognized or the total fair value of restricted shares vested during 2007, 2006 and 2005.  For your long term value incentive awards, it does not appear that you have disclosed certain significant assumptions used in the Black-Scholes formula for 2007, 2006, and 2005 separately, the weighted-average grant-date fair value of options granted during 2007, 2006, and 2005 separately, or the weighted-average period over which total compensation cost is expected to be recognized.  Please explain to us how you have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R).

GRT Response to
SEC Comment Letter
June 9, 2008

Registrant’s Response:  The Company’s disclosures provided the fair value, compensation expense amounts, grants, forfeitures, valuation methods and some of the detailed assumptions used to determine the fair value in Note 15 to the financial statements.  However, the Company did not disclose some of the required valuation assumptions and has provided those below and will do so in future filings.

Restricted Common Stock:  The total compensation cost related to the Company’s restricted Common Stock is expected to be recognized over a weighted average period of 3.6 years.  The Company will disclose this information in all future filings.

The total fair value of restricted shares that vested during 2007 and 2006 is indicated on the table on page 76. The Company’s first issuance of restricted Common Shares occurred during 2005 and as indicated in our notes, these shares vest in one-third installments over a period of 3 years commencing on the one year anniversary of the grant date for the recipient’s award. Accordingly, there were no restricted Common Shares that vested during 2005.

Long Term Incentive Awards:
The assumptions that the Company used to calculate compensation expense for our Long Term Incentive Awards were as follows: risk free rate of 4.5%, volatility of 23.1% and dividend yield of 7.05% based upon the Common Stock price on the date of the grant of $27.28.  As appropriate, the Company will disclose this information in future filings.

Stock Options:
The Company’s Black Sholes assumptions for the options issued during the period 2005 and 2007 were disclosed in Note 16. The dividend rates and expected average lives remained constant throughout these years as $1.9232 and 5 years, respectively and were disclosed. The weighted average per share value of options granted was $1.07, $1.03 and $3.00 for the years ended December 31, 2005, 2006 and 2007, respectively. The average weighted volatility assumptions that were used were 12.3%, 12.3% and 23.4% for the years ended December 31, 2005, 2006 and 2007, respectively. The weighted average risk free rates assumptions that were used were 5.0%, 5.0% and 4.2% for the years ended December 31, 2005, 2006 and 2007, respectively. The Company disclosed this required information as a range over the three years reported.  In future filings, the disclosure of this information will be for each period reported.

GRT Response to
SEC Comment Letter
June 9, 2008

For the stock options the total compensation cost is expected to be recognized over a weighted average period of 1.9 years. The Company will disclose this information in future filings.

Form 10-Q for the quarterly period ended March 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

10.
We note that you made distributions well in excess of cash flow from operating activities during the quarterly period ended March 31, 2008.  Please discuss the source(s) of these distributions, within the Liquidity and Capital Resources section of your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as this disparity raises concerns about the sustainability of distributions into the future.

Registrant’s Response:  In January 2008, the Company announced a revised dividend and distribution policy for our Common Shares and OP Units.  The Company anticipated that the reduced dividend rate will enhance our short-term liquidity and provide greater financial flexibility for the Company.  This new policy was disclosed in the 2007 Form 10-K for the fiscal year ended December 31, 2007.  The reduction was from $1.92 per annum to $1.28 per annum, or 33%.  The dividend payment made in the first quarter related to the dividend declared in the fourth quarter at the previous level of $1.92 per annum.  The cash distributions paid in the first quarter of 2008 were funded by operating activities and availability on the Company’s Credit Facility.  On an annualized basis, the dividend level under the new policy is expected to be funded from operating activities without using the Company’s Credit Facility.  The reduction of the dividend in the first quarter of 2008 is evidenced in the Company’s Form 10-Q on the balance sheet’s $6.5 million reduction in distributions payable as well as the cash distribution per Common Share declared amount on the operating statement from $0.4808 in 2007 to $0.3200 in 2008.

Additionally, the Registrant acknowledges the following:

•	the Company is responsible for the adequacy of the disclosure in the filings;

GRT Response to
SEC Comment Letter
June 9, 2008

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have addressed your questions adequately.  However, if you have any additional questions, please feel free to contact me at (614) 887-5610.

Sincerely,

/s/ Mark E. Yale

Mark E. Yale
Executive Vice President,
Chief Financial Officer and Treasurer